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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*
                                            -


                         Consolidated-Tomoka Land Co.
_______________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   210226109
_______________________________________________________________________________
                                (CUSIP Number)

James P. Koeneman, Baker, Fentress & Company, 200 West Madison, Chicago IL
60606 (312) 236-9190
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 28, 1996
_______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- - -----------------------                                  ---------------------
  CUSIP NO. 210226109                                      PAGE 2 OF 8 PAGES
- - -----------------------                                  ---------------------

- - ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Baker, Fentress & Company 36-0767530
- - ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- - ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- - ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
- - ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- - ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- - ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    5,000,000 Shares
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    12,372 Shares*

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    5,000,000 Shares
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   61,212 Shares*

- - ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,061,212 Shares
- - ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12

- - ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      approximately 81%
- - ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IV
- - ------------------------------------------------------------------------------
*Held through a wholly-owned subsidiary, John A. Levin & Co., Inc.

 Item 1.  Security and Issuer

     Common Stock, $1.00 par value per share

     Consolidated-Tomoka Land Co. ("CTO")

     149 South Ridgewood Avenue

     Daytona Beach, Florida 32114

Item 2.  Identity and Background

     (a) This statement is filed by Baker, Fentress & Company ("BKF").

     (b) BKF's address is 200 West Madison Street, Suite 3510, Chicago, Illinois 60606.

     (c) BKF is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended. John
         A. Levin & Co., Inc. ("LEVCO"), a wholly-owned subsidiary of BKF, is an investment advisory firm registered under the Investment Advisers Act of 1940, as amended.

     (d) During the last five years, BKF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, BKF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) BKF is a corporation organized under the laws of the State of Delaware.

     The directors and executive officers of BKF are:

         James P. Gorter, director and chairman; director of LEVCO; limited partner of Goldman, Sachs & Co.

         John A. Levin, director, president and chief executive officer; director and president of LEVCO; address: One Rockefeller Plaza, New York, New York, 10020

         Frederick S. Addy, director; address: 5300 Arbutus Cove, Austin, Texas 78746

         Bob D. Allen, director; director, president and chief executive officer of Consolidated; address: 149 South Ridgewood Avenue, Daytona Beach, Florida 32114

         Eugene V. Fife, director; limited partner of Goldman, Sachs & Co.; address: 415 Bloomfield Road, Charlottesville, Virginia 22903

          J. Barton Goodwin, director; general partner of Bridge Investors II and Teaneck Associates; member of Glenpointe Associates, LLC; managing director of BCI Advisors, Inc.; address: Glenpointe Centre West, Teaneck, New Jersey 07666

          David D. Grumhaus, director, president of Casey Travel Corporation; address: 10 South Riverside Plaza, Chicago, Illinois 60606

          Jeffrey A. Kigner, director; director and executive vice president of LEVCO; address: One Rockefeller Plaza, New York, New York 10020

          Richard M. Jones, director; address: 1205 Burr Ridge Club Drive, Burr Ridge, Illinois 60521

          Burton G. Malkiel, director; Chemical Bank Chairman's Professor of Economics, Princeton University; address: Fisher Hall, Prospect Avenue, Princeton University, Princeton, New Jersey 08544

          David D. Peterson, director; chairman and director of Consolidated; address: 800 Humboldt Avenue, Winnetka, Illinois 60093

          Melody L. Prenner Sarnell, director; director and executive vice president of LEVCO; address: One Rockefeller Plaza, New York, New York 10020

          William H. Springer, director; address: 701 Morningside Drive, Lake Forest, Illinois 60045

          Scott E. Smith, executive vice president

          James P. Koeneman, executive vice president and secretary

          Janet Sandona Jones, vice president, treasurer and assistant secretary

     Except as indicated otherwise above, the address of each director and executive officer is 200 West Madison Street, Suite 3510, Chicago, Illinois 60606.

     During the last five years, none of the directors and executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the directors and executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the directors and executive officers are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The original investment in CTO by BKF was acquired many years ago by a predecessor of BKF with cash from its general corporate funds and certain real estate held by the predecessor corporation. BKF's aggregate investment in CTO, as recorded in BKF's accounts is $98.75 million.

     The 61,212 shares acquired and reported hereunder may be deemed to be acquired by BKF as a result of a merger transaction whereby BKF acquired all of the outstanding capital stock of LEVCO. LEVCO serves as investment adviser to various individual accounts and investment partnerships (the "LEVCO Accounts"). Although LEVCO does not control the LEVCO Accounts, pursuant to Rule 13d-3(a), the shares beneficially owned by the LEVCO Accounts, with respect to which the LEVCO Accounts have delegated to LEVCO voting power and/or dispositive power, are considered to be shares beneficially owned by LEVCO, and thus BKF, by reason of such delegated powers. Of the 61,212 shares of CTO Common Stock held by the LEVCO Accounts, LEVCO has voting power over 12,372 of those shares and dispositive power over all 61,212 shares of CTO Common Stock.

     Bob D. Allen owns 96,420 shares of CTO Common Stock, which includes 76,800 shares subject to options that are exercisable within 60 days of the date hereof.

     J. Barton Goodwin owns 800 shares of CTO Common Stock.

     James P. Gorter may be deemed to beneficially own 6,400 shares of CTO Common Stock, 2,400 of which he owns directly and 4,000 of which are held directly by his spouse.

     John A. Levin may be deemed to indirectly beneficially own 18,672 shares of CTO Common Stock held in LEVCO Accounts for the benefit of his spouse and children.

     David D. Peterson owns 4,000 shares of CTO Common Stock.

     Melody L. Prenner Sarnell owns 200 shares of CTO Common Stock.

     BKF specifically disclaims beneficial ownership of all shares of CTO Common Stock reported herein other than the 5,000,000 shares held by BKF directly.

Item 4.  Purpose of Transaction

     The 5,000,000 shares of CTO Common Stock held directly by BKF are a part of BKF's investment portfolio, as an investment in a "controlled" "affiliated person" within the meaning of those terms in the Investment Company Act of 1940, as amended. BKF, as the parent company of LEVCO, may be deemed to be the beneficial owner of the 61,212 shares of CTO Common Stock held in the LEVCO Accounts.

     See Item 3 for additional information which may be required by this Item 4.

     BKF has no present plans or proposals which relate to or would result in any of the following (although BKF reserves the right to develop such plans or proposals or any other plans relating to CTO and to take action with respect thereto): (i) the acquisition by any person of additional securities of CTO, or the disposition of securities of the CTO; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the CTO or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of CTO or any of its subsidiaries; (iv) any change in the present board of directors or management of CTO, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the CTO's business or corporate structure; (vi) any material change in the present capitalization or dividend policy of CTO; (vii) changes in CTO's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of CTO by any person;
     (viii) causing a class of securities of CTO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (ix) a class of equity securities of CTO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

Name                                                                           Shared
                           Sole Power   Shared Power          Sole Power      Power to
                           to Dispose    to Dispose             to Vote         Vote       %
BKF                        5,000,000      61,212              5,000,000       12,372       81
Bob D. Allen                  96,420                             96,420                    1.5
J. Barton Goodwin                            800                                 800       --
James P. Gorter                2,400       4,000                  2,400        4,000       --
John A. Levin                             18,672                              18,672       --
David D. Peterson              4,000                              4,000                    --
Melody L. Prenner Sarnell        200                                200                    --

BKF disclaims beneficial ownership of any of the shares of CTO Common Stock held by its directors and executive officers.

(c) See Item 3 for additional information which may be required by this Item 5. Except as described in Item 3, no transactions in CTO Common Stock were effected during the past 60 days by BKF, and to the best of BKF's knowledge, no executive officer or director of BKF has effected any transactions in CTO Common Stock during the past sixty days.

(d)  Not Applicable.

(e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

     None

Item 7.  Material to be Filed as Exhibits

     None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July __, 1996

                                       BAKER, FENTRESS & COMPANY


                                       BY /s/ James P. Koeneman
                                          ---------------------------------
                                          James P. Koeneman, Executive Vice
                                          President and Secretary